                             PEAKSOFT MULTINET CORP.
                        CONSOLIDATED FINANCIAL STATEMENTS
                                       &
                                     REPORT
                       FOR THE QUARTER ENDED 30 June 2005


                      (Prepared by Management - Unaudited)

                             PEAKSOFT MULTINET CORP.

               FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS

I, Timothy W. Metz, President & Chief Executive Officer, certify that:

    (1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PeakSoft Multinet Corp. for the period ending June 30, 2005;

    (2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

    (3) Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


    1 August 2005



    /s/ T. W. Metz
    --------------
    Timothy W. Metz
    President & Chief Executive Officer
    PeakSoft Multinet Corp.

                             PEAKSOFT MULTINET CORP.

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS


For the purpose of this certification I, Timothy W. Metz, President & Chief Executive Officer acting as Chief Financial Officer, certify that:

    (4) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PeakSoft Multinet Corp. for the period ending June 30, 2005;

    (5) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

    (6) Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


     1 August 2005



     /s/ T. W. Metz
     --------------
     Timothy W. Metz
     President & Chief Executive Officer (acting as Chief Financial Officer for the purpose of this certification)
     PeakSoft Multinet Corp.

LETTER TO SHAREHOLDERS

Dear Shareholders;

A lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.


Since September 2002, the Company has had on and off again discussions with a Japanese company regarding a potential amalgamation. These discussions have resumed. The Company classifies these discussions as early stage. No Agreements have been reached with respect to the potential amalgamation. A Non-Disclosure Agreement binds the parties to these discussions. The Japanese company has advanced funds to pay certain operational expenses of the Company.


We continue to focus upon merger/acquisition activities and believe that we will be able to secure opportunities for the Company in the near future.

Sincerely yours,


/s/ T. W. Metz
--------------
Timothy W. Metz
Chairman and Chief Executive Officer
1 August 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Month Period Ended June 30, 2005 Compared to Period Ended June 30, 2004

The following discussion should be read in conjunction with the financial statements and the notes thereto:


Overall operating expenses decreased from CDN $214,367 in 2004 to CDN $187,149 in 2005, a decrease of CDN $27,218 or 12.7%.

General and administrative expenses decreased from CDN $123,648 in 2004 to CDN $90,719 in 2005, a decrease of $27,218 or 22.0%.

Selling and marketing expenses remained at CDN $0 for the quarter ended June 30, 2005 as it was in the comparable period in 2004. This was due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Amortization remained at CDN$0 for the quarter ended June 30, 2005. No new fixed assets where acquired.

Research and development expenses remained at CDN$0 for the quarter ended June 30, 2005. This was due to management's focus on merger/acquisition activities and the cessation of research and development activities.

The loss per common share improved from CDN $0.06 per share for the quarter ended June 30, 2004 to CDN $.05 per share for the quarter ended June 30, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nine Month Period Ended June 30, 2005 Compared to the Nine Month Period Ended June 30, 2004:

The following discussion should be read in conjunction with the financial statements and the notes thereto:


Overall operating expenses decreased from CDN $679,570 in 2004 to CDN $611,732 in 2005, a decrease of CDN $67,838 or 10%.

General and administrative expenses decreased from CDN $426,272 in 2004 to CDN $339,576 in 2005, a decrease of $86,696 or 20.3%.

Selling and marketing expenses remained at CDN $0 for the nine months ended June 30, 2005 as it was in the comparable period in 2004.This was due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN $0 for the nine months ended June 30, 2005 as it was in the comparable period in 2004. This was due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN$0 for the nine months ended June 30, 2005. No new fixed assets where acquired.

The loss per common share improved from CDN $0.18 per share for the nine months ended June 30, 2004 to CDN $.16 per share for the nine months ended June 30, 2005.

                                NOTICE TO READER


We, the management, have compiled the consolidated balance sheet of PeakSoft Multinet Corp. as at 30 June 2005 and the consolidated statements of operations and deficit and changes in cash flows for the quarter then ended. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information nor attempted to determine whether the statements contain departures from Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. Our auditor has not reviewed these financial statements.


/s/ T. W. Metz
--------------
Timothy W. Metz
President/CEO/Chairman
Bellingham, WA, U.S.A.
1 August 2005

CONSOLIDATED BALANCE SHEET (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
June 30, 2005 and 2004

-------------------------------------------------------------------------------------
                                               Quarter        Quarter         Year
                                                Ended          Ended         Ended
                                               30-Jun         30-Jun         30-Sep
                                                2005           2004           2004
                                                  $              $              $
-------------------------------------------------------------------------------------

ASSETS

             CURRENT ASSETS:

             Cash                                   610            820            739
             Prepaids and deposits                   --             --              0
             ------------------------------------------------------------------------

                                                    610            820            739


LIABILITIES AND SHAREHOLDERS' EQUITY

             CURRENT LIABILITIES:

             Accounts Payable and Accrued
             Liabilities                      4,770,596      4,077,096      4,158,993
             Notes Payable                    4,900,744      4,900,744      4,900,744
             ------------------------------------------------------------------------

                                              9,671,340      8,977,840      9,059,737
             SHAREHOLDERS' EQUITY:

             Share capital                    9,019,271      9,019,271      9,019,271

             Accumulated deficit             18,690,001     17,996,290     18,078,269
             ------------------------------------------------------------------------

                                             (9,670,730)    (8,977,019)    (9,058,998)

             ------------------------------------------------------------------------
                                                    610            820            739
             ========================================================================

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
None Months Ended June 30, 2005 and 2004


------------------------------------------------------------------------------------------------
                                            Quarter        Quarter     Nine Months   Nine Months
                                             Ending         Ending       Ending        Ending
                                            June 30,       June 30,     June 30,      June 30,
                                              2005          2004          2005          2004
                                                $             $             $             $
------------------------------------------------------------------------------------------------

SALES                                               --            --            --            --

COST OF GOODS SOLD                                  --            --            --            --

------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
             General and administration         96,430       123,648       339,576       426,272

------------------------------------------------------------------------------------------------
Loss before the undernoted                      96,430       123,648       339,576       426,272

Interest on short-term notes                    90,719        90,719       272,156       273,153
Other Income                                        --            --            --       (19,855)

------------------------------------------------------------------------------------------------
LOSS                                           187,149       214,367       611,732       679,570


Accumulated deficit, beginning of period    18,502,852    17,781,924    18,078,269    17,316,721

------------------------------------------------------------------------------------------------
Accumulated deficit, end of period          18,690,001    17,996,290    18,690,001    17,996,290
================================================================================================


Loss per common share                             0.05          0.06          0.16          0.18

Shares Outstanding                           3,830,974     3,830,974     3,830,974     3,830,974

STATEMENT OF CHANGES IN FINANCIAL POSITION (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
Nine Months Ended June 30, 2005 and 2004

----------------------------------------------------------------------------------------
                                            Quarter      Quarter   Nine Months Nine Months
                                             Ending      Ending      Ending      Ending
                                            June 30,    June 30,    June 30,    June 30,
                                              2005        2004        2005        2004
                                                $           $           $           $
----------------------------------------------------------------------------------------

Cash provided by (used in):
Operations:
             Loss                            187,149     214,366     611,732     679,569

             Change in non-cash operating   (187,122)   (213,397)   (611,603)   (679,915)
                working capital
             ---------------------------------------------------------------------------
                                                  27         969         129        (346)
             ---------------------------------------------------------------------------

Financing:
             Issuance of notes payable            --          --          --          --
             ---------------------------------------------------------------------------
                                                  --          --          --          --
             ---------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Increase (decrease) in cash position             (27)       (969)       (129)        346

Cash, beginning of period                        637       1,789         739         474

----------------------------------------------------------------------------------------
Cash, end of period                              610         820         610         820
========================================================================================

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

NINE MONTHS ENDED 30 JUNE 2005 AND 2004


The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1.   CONTINUING OPERATIONS:

     These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  PRINCIPLES OF CONSOLIDATION:
          The consolidated financial statements include the accounts of the Company and its wholly owned American subsidiary, PeakSoft Multinet Corp.-USA. All significant inter-company transactions and balances have been eliminated on consolidation.

     (b)  REVENUE RECOGNITION:
          Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

     (c)  FOREIGN CURRENCY TRANSLATION:
          Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

     (d)  RESEARCH AND DEVELOPMENT:
          Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

     (e)  USE OF ESTIMATES:
          The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

     (f)  FINANCIAL INSTRUMENTS:
          The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

NINE MONTHS ENDED 30 JUNE 2005 AND 2004


3.   NOTES PAYABLE:
                                                          2005             2004
                                                            $                $
                                                      --------------------------
         Notes payable bearing interest at 12% per
         annum with interest paid quarterly, and
         specific repayment terms.                      4,900,744     4,900,744
                                                      ==========================


4.   DEFERRED FUNDS ON PROPOSED BUSINESS TRANSACTIONS

     The company received funds from another corporation to assist in future business endeavors. During the third quarter, USD $22,812.72 and CDN $5,465.95 was received to pay for the 2004 audit expenses as well as a partial reimbursement for operational related expenses.


5.   SHARE CAPITAL:
                                                           SHARES       AMOUNT
                                                             #            $
                                                        -----------------------
     AUTHORIZED:
     Unlimited voting common shares without par value

     ISSUED:
     Balance, 01 October 1994                               82,036       94,580
     Issued amount year ended 30 September 1995:
              Issued to founders                           293,018           --
              Issued for cash                              324,287      948,865
              Issue for services and technology             19,407       45,700
              Less share issuance costs                         --     (193,278)
     Issued amount year ended 30 September 1996:
              Issued for cash                              143,893      667,500
              Issued for services and technology           213,026    1,835,537
     Issued amount year ended 30 September 1997:
              Issued for cash                              443,158    2,496,498
              Issued for services and technology            11,855       75,969
              Less share issuance costs                         --     (191,916)
     Issued amount year ended 30 September 1998:
              Issued for cash                              211,497      623,281
     Issued amount year ended 30 September 1999:
              Issued for cash                            2,052,743    2,981,847
              Less share issuance costs                         --     (429,128)
     Issued amount year ended 30 September 2000:
              Issued for services                           36,054       63,816
                                                        -----------------------

     Balance, 31 March 2005, 2004, 2003, 2002, 2001      3,830,974    9,019,271
                                                        =======================


6.   FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

     (a)  SHORT-TERM FINANCIAL ASSETS AND LIABILITIES:
          The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

     (b)  LONG-TERM FINANCIAL LIABILITIES:
          The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

NINE MONTHS ENDED 30 JUNE 2005 AND 2004


7.   LOSS ON INVESTMENT
     In the fiscal year 2003, the company discovered loans advanced to a related company, were advanced by some of the shareholders, on behalf of PeakSoft Multinet Corporation and was to be repaid by PeakSoft Multinet Corporation. The amount was disputed but it was eventually verified that the related company did in fact receive the amount and that PeakSoft Multinet Corporation was responsible for the repayment of the advanced amount of USD$1,023,090 was verified.

     This amount was included in a debt conversion agreement. As a result, the amount has been included in the 2001 comparatives and has been adjusted in these 2002 financial statements with retroactive effect.

8.   LOSS PER COMMON SHARE:
     Loss per common share is based on the weighted average number of common shares outstanding during the year.

9.   RELATED PARTY TRANSACTIONS:
     The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                                2005      2004
                                                                  $         $
                                                               -----------------

     Salaries to directors and officers                        323,402   318,754
     *Interest accrued on notes due to shareholders            272,156   273,153
                                                               -----------------

                                                               595,558   591,907
                                                               =================


     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

10.  UNITED STATES GAAP RECONCILIATION:
     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

     (a) LOSS AND LOSS PER SHARE FOR SIX MONTHS ENDED MARCH, 31, 2005:

                                                          2005          2004
                                                            $             $
                                                       -------------------------

         Loss in accordance with Canadian GAAP             611,732   679,570,778
                                                       -------------------------


         Loss in accordance with United States GAAP        611,732       679,270
                                                       =========================


         Loss per common share                         $      0.16   $      0.18
                                                       =========================

         Weighted average number of shares used
         for calculation                                 3,830,974     3,830,974
                                                       =========================

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

NINE MONTHS ENDED 30 JUNE 2005 AND 2004


     (b)  BALANCE SHEET:
          The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                    30 JUNE 2005              30 JUNE 2004

                               CANADIAN    UNITED STATES CANADIAN  UNITED STATES
                                 GAAP         GAAP         GAAP         GAAP
                                   $            $            $            $
                               -------------------------------------------------

          Accumulated deficit  18,690,001   17,980,313   17,996,290   17,286,602
                               =================================================

     (c)  STATEMENT OF CASH FLOWS:
          Cash used in operations and cash provided by financing activities would decrease by 2005 - $ nil and 2004 - $ nil.

     (d)  RESEARCH AND DEVELOPMENT:
          In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

     (e)  STOCK BASED COMPENSATION:
          The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans.

     The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                                        2005            2004
                                                         $               $
                                                      ------------------------
     Loss - as reported                               611,732          679,570
     Loss per common share - as reported                 0.16             0.18
     Loss per common share - adjusted                    0.16             0.18



     The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                        2005              2004
                                                        -----------------------

     Expected dividend yield                               0%                0%
     Expected stock price volatility                     n/a.              n/a.

     Risk-free interest rate                             n/a.              n/a.
     Expected life of options                            n/a.              n/a.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

NINE MONTHS ENDED 30 JUNE 2005 AND 2004



     (f)  TAXATION:
          For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

11.  COMMITMENTS:

     The Company has committed to reimbursing an officer for salaries unpaid. The amount recorded in the accounts is $2,339,773. The committed salary for 2005 is $405,633.


12.  INCOME TAXES:

     The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,900,000 in the United States and CDN $8,650,800 in Canada.


     The following is subject to regulatory and shareholder approval:

         (a) The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at this quarter end, the liabilities and shareholders' equity on the balance sheet would approximately be as follows:

                                                        2005            2004
                                                          $              $
                                                     --------------------------
                       Liabilities                            --             --

                       Shareholder's Equity
                       Share Capital                  18,038,542     18,038,542
                       Accumulated Deficiency        (18,502,852)   (17,781,924)
                                                     --------------------------

                                                         464,310        256,618
                                                     ==========================


         (b) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.

13.  COMPARATIVE FIGURES:

     Certain of the comparative amounts have been reclassified to conform to the financial presentation adopted in the current fiscal year.

Company Information:

Corporate Headquarters

PeakSoft Multinet Corp
3930 Meridian Street, Suite C117
Bellingham, WA 98226 USA
Tel: (360) 961-1419


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419


Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX under the symbol PKS.


Auditor

Gordon K. W. Gee, Chartered Accountant
#601 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 273-7575 Fax: (604) 273-8475


Corporate Counsel

Calvin Patterson
Barristers & Solicitors
Suite 107 - 20644 Eastleigh Crescent
Langley, BC V3A 4C4
Tel: (604)-533-4708 Fax: (604)-533-4758


Transfer Agent

Computershare Trust Company of Canada, Calgary, Alberta


Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President